EXHIBIT 14.1

DaVita Inc.

Corporate Governance Code of Ethics

Applicability:

This code applies to and is signed annually by the CEO, CFO, Controller and Principal Accounting Officer, General Counsel, and all professional teammates involved in the accounting and financial reporting functions.

Corporate Governance Code:

As a professional with duties and responsibilities that directly or indirectly involve the integrity of DaVita’s financial accounting and reporting, I personally agree to advocate and adhere to the following Corporate Governance Code of Ethics, in addition to adhering to DaVita’s Code of Business Conduct which is applicable to all DaVita teammates, and to promoting DaVita’s Core Values of Service Excellence, Integrity, Team, Continuous Improvement, Accountability, Fulfillment, and Fun:

•	Comply with all applicable governmental laws, rules and regulations, including full, fair, accurate, timely, and understandable disclosure of material information in Exchange Act reports.

For this purpose, information is considered material if:

•	there is a substantial likelihood that a reasonable investor would view the information as significantly altering the total mix of information in the report; or

•	the report would be misleading to a reasonable investor if the information were omitted.

•	Act with honesty and integrity, avoiding conflicts of interest in personal and professional relationships.

•	Provide constituents with information that is accurate, complete, objective, relevant, timely and understandable.

•	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgement to be subordinated.

•	Respect the confidentiality of information acquired in the course of one’s work except when authorized or otherwise legally obligated to disclose it. Confidential information acquired in the course of one’s work will not be used for personal advantage.

•	Achieve responsible use of and control over all assets and resources employed or entrusted.

•	Proactively promote ethical behavior as a responsible partner among peers in the work environment.

•	Promptly report violations to the appropriate person or persons, including my direct line management, the Vice President of Compliance, the DaVita hotline, or the Audit Committee of the Board of Directors. I understand that I have direct access to DaVita’s Audit Committee if I have a Code of Ethics concern. I understand that anonymity and confidentiality will be preserved to the extent possible, and Federal law makes it illegal for any company to retaliate against an employee who reports compliance concerns relating to fraud against stockholders.

•	I understand that I will be held personally accountable for adhering to this code, and failure to adhere to the Code of Ethics will result in disciplinary actions including possible termination of my employment.

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